Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On September 3, 2013

Notice is hereby given that the Special General Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel, on Tuesday, September 3, 2013, at 11:00 a.m. (Israel time) for the following purposes:

1.	To approve a compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law (including Amendment No. 20 to the Companies Law);

2.	To approve certain amendments to the employment agreement of our chief executive officer, Mr. Russell Ellwanger; and

3.	To approve an options grant to our chief executive officer, Mr. Russell Ellwanger.

Shareholders of record at the close of business on August 5, 2013 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board July 30, 2013

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On September 3, 2013

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Special General Meeting of Shareholders (the "Meeting") to be held on Tuesday, September 3, 2013, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on August 5, 2013.

As of July 25, 2013 we had outstanding 46,713,635 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 15.00 (the "Ordinary Shares").

 We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 5, 2013. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals. Shareholders should specify their choices on the accompanying proxy card. Other than as stated below with respect to Proposals 1, 2 and 3, if no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to September 10, 2013 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Each of Proposals 1, 2 and 3 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.  Furthermore, under the Israeli Companies Law, (A) the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company; and (B) the Compensation Committee and Board of Directors can determine to approve such Proposals even if they are rejected by the shareholders, all as set forth further below in this Proxy Statement.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposals 1, 2 and 3 (please see the definition of the term “Personal Interest” under the description of Proposals 1, 2 and 3). If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposals 1, 2 and 3 their vote with respect to such proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto set forth information, as of July 25, 2013, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 46,713,635 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

Identity of Person or Group(4)(5)	Percent of Class(1)		Percent of Class (Diluted)(2)
Israel Corporation Ltd.	40.72	%(3)	21.16%

(1)
Assumes the holder’s beneficial ownership of all ordinary shares and all securities that the holder has a right to purchase within 60 days. Also assumes that no other exercisable or convertible securities held by other shareholders has been exercised or converted into Ordinary Shares of the Company.

(2)	Assumes that all currently outstanding securities to purchase Ordinary Shares, have been exercised by all holders.

(3)
Based on information provided by Israel Corporation Ltd, represents 18,029,964 Ordinary Shares currently owned by Israel Corporation Ltd, 4,669 Ordinary Shares issuable upon the exercise of options, and 1,669,870 Ordinary Shares issuable upon exercise of warrants series 9.

(4)
Based on information provided by Bank Leumi Le-Israel, B.M, such bank   currently holds 1,927,455 Ordinary Shares (which constitute less than 5% of our Ordinary Shares), 139,001 Ordinary Shares issuable upon exercise of warrants and 3,931,282 shares issuable upon conversion of capital notes. Bank Leumi Le-Israel, B.M. holds 11.81% of our Ordinary Shares based on the assumption in footnote 1 above and 6.44% based on the assumption in footnote 2 above.

(5)
Based on information provided by Bank Hapoalim, B.M, such bank currently holds 868,306 Ordinary Shares (which constitute less than 5% of our Ordinary Shares), 608,039 Ordinary Shares issuable upon exercise of warrants and 5,660,626 Ordinary Shares issuable upon conversion of capital notes. Bank Hapoalim, B.M. holds 13.47% of our Ordinary Shares based on the assumption in footnote 1 above and 7.66% based on the assumption in footnote 2 above.

MATTERS RELATING TO THE SPECIAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

Background

Pursuant to a recent amendment to the Companies Law (“Amendment 20”), which came into effect in December 2012, all publicly traded Israeli companies are required to adopt for their executives a written compensation policy which addresses certain subjects prescribed by the Companies Law. The adoption, amendment and restatement of the policy are to be recommended by the Compensation Committee and approved by the board of directors and a special majority of the Company’s shareholders, as described below.

Following the enactment of Amendment 20, the compensation committees of Israeli publicly traded companies must be comprised of at least three members, which include all of the external directors of a company. The external directors must also constitute a majority of the members of the compensation committee, with one of the external directors serving as the chairman of the compensation committee. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not serve as a member of the compensation committee.  The Board of Directors appointed Ilan Flato, Alex Kornhauser and Dana Gross to the Compensation Committee, and Ilan Flato acts as the chairperson of the Compensation Committee.

Under Amendment 20, the terms of office and compensation of the company's officers will be decided pursuant to the compensation policy, subject to certain exceptions found in the Companies Law.

Under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20, a company’s compensation policy shall be determined based on, and take into account, the following parameters (hereinafter: “Compensation Parameters”):

a.	advancement of the goals of the Company, its working plan and its long term policy;
b.	the creation of proper incentives for the office holders while taking into consideration, inter alia, the Company’s risk management policies;
c.	the Company’s size and nature of its operations;
d.	the contributions of the relevant office holders in achieving the goals of the Company and profit in the long term in light of their positions;
e.	the education, skills, professional experience, and achievements of the relevant office holders;
f.	the role of the office holders, areas of their responsibilities and previous agreements with them;
g.	the correlation of the proposed compensation with the compensation of other employees of the Company, and the effect of such differences in compensation on the employment relations in the company;
h.	the long term performance of the office holder;
i.
the term of office or employment of the officer, the conditions of service and employment during this period, the Company's performance during this period, the officer's contribution to achieving corporate objectives and profit maximization and circumstances of retirement; and

j.
the possibility of reducing variable components of compensation at the discretion of the Board of Directors and the possibility of determining a limit on the exercise value of variable equitable components which are not paid out in cash.

Following the recommendation of the compensation committee, such compensation policy is required to be approved by the board of directors,  and by the shareholders (by a special majority) of the company, in that order, by no later than September 12, 2013.  Amendment 20 provides, however, that a company’s board of directors may approve a compensation policy even if it was not approved by the shareholders; provided that the compensation committee, and thereafter the board of directors of the company, will have determined, based on detailed reasoning, and after having re-examined the compensation policy, that the approval of the compensation policy despite the objection of the company’s shareholders is for the benefit of the company.

In July 2013, following the recommendation of the Compensation Committee, our Board of Directors approved a compensation policy for executive officers and directors (the "Compensation Policy" or the "Policy").  In preparing the Compensation Policy, the Company engaged the services of a leading global consultancy, which provided the Company with a peer group and carried out a compensation benchmarking exercise based on this peer group. The Company worked closely with this firm and drafted its Compensation Policy taking into account the compensation best practices to ensure an appropriate and balanced compensation policy is in place at the Company.  In recommending and approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the Company's objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; the relevant office holder's contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the relevant office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role at the Company.

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof, a copy of which is attached hereto as Annex A.

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Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for the Company's success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, and recognizes the Company's values.

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Compensation instruments: Include any of base salary; benefits and perquisites; performance based cash bonuses; equity based compensation; recruitment sign-on bonus, retirement and termination of service arrangements, and/or arrangements for exculpation, indemnification and/or insurance for Executive Officers.

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Ratio between fixed and variable compensation: The Company aims to balance the mix of fixed compensation and variable compensation pursuant to the ratios set forth in the Policy in order to, among other things, appropriately incentivize executive officers while considering the Company's management of business risks.

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Intra-company compensation ratio: In the process of composing this Policy, the possible ramifications of the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of Tower (including employee-contractors and agency contractors, if any) on the work environment in Tower were examined to ensure that levels of executive compensation will not have a negative impact on work relations in the Company.

●	Base salary, benefits and perquisites: The Policy provides guidelines and criteria for determining base salary, benefits and perquisites, including recruitment bonuses, for executive officers.

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Performance-based cash bonuses: The Company's policy is to allow annual performance-based cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including award limits, set forth in the Policy.

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"Clawback": In the event of an accounting restatement, the Company shall be entitled to recover from executive officers compensation in the amount of the excess over what would have been paid under the accounting restatement, with a three year look-back.

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Equity based compensation: The Company's policy is to provide equity based compensation in the form of stock options and/or other equity based compensation form, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting periods and award limits, set forth in the Policy.

●
Retirement and termination: The Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including caps thereon, and provisions with respect to change of control.

●	Indemnification and insurance: The Policy provides guidelines and criteria for providing directors and executive officers with indemnification and insurance.

●
Directors: The Policy provides guidelines for providing compensation to our independent directors, including both fees and equity compensation, in accordance with applicable regulations promulgated under the Companies Law.

●	Applicability: The Policy will apply to compensation agreements and arrangements which will be approved after the date on which the Policy is duly approved.

●	Review: The Compensation Committee and the Board of Directors of the Company shall review and reassess the adequacy of the Policy from time to time, as required by the Companies Law.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve the Compensation Policy, in the form attached as Annex A to the Company’s Proxy Statement, dated July 30, 2013.”

The approval of the above Proposal 1 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 1 as a condition for his or her vote to be counted with respect to this Proposal 1. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 1, his, her or its vote with respect to this Proposal 1 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.  A shareholder will also be deemed to have a Personal Interest if it provides a proxy to another person who – in turn - has a Personal Interest.  If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

According to the Companies Law, Proposal 1 may nonetheless be approved by the Company despite shareholder rejection, provided that the Compensation Committee and thereafter the Board of Directors determined based on detailed reasoning and after having re-examined the Compensation Policy that the approval of Proposal 1 despite the objection of the Company's shareholders is for the benefit of the Company.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the Compensation Policy as set forth above.

PROPOSAL NO. 2

PROPOSAL TO AMEND CERTAIN AMENDMENTS TO THE EMPLOYMENT
AGREEMENT OF OUR CHIEF EXECUTIVE OFFICER, MR. RUSSELL
ELLWANGER

Mr. Russell Ellwanger has served as the Company’s Chief Executive Officer and as Chief Executive Officer and Chairman of the Board of Directors of the Company’s wholly-owned subsidiary, Tower Semiconductor USA, Inc., since May 2005. He also served as a director of the Company between May 2005 and April 2013.  Under the recent amendment to the Companies Law, the terms of service of our CEO and modifications to such terms of service, require the approval of the Compensation Committee, Board of Directors and shareholders of the Company by special majority (as set forth below), in such order.

Each of the Compensation Committee and the Board of Directors of the Company approved amendments to the employment agreement of Mr. Ellwanger, which are in compliance with the Company's Compensation Policy which has been proposed for approval by the shareholders under Proposal 1 above.

The following are the proposed amendments to Mr. Ellwanger's current terms of compensation:

•
an adjustment to Mr. Ellwanger’s annual base salary to $680,000 from $600,000 which shall be in effect as of January 1, 2013 once approved as required under the Companies Law (said $600,000 annual base salary amount was  approved by the shareholders on August 7, 2011).  Mr. Ellwanger is a US resident who relocated to Israel in 2005 to take the position as CEO of the Company.  His professional experience, skills and knowledge of all aspects of the semiconductor industry, including technical know-how, operational expertise and market familiarity, make Mr. Ellwanger unique in his capabilities and ability to allow the Company to compete and succeed in gaining market share and improve its financial performance since the commencement of his employment.  As a US resident with his professional background and as a seasoned executive, it is the view of the Compensation Committee and the Board of Directors that Mr. Ellwanger's compensation should be competitive with the Company's global peer companies, many of which are located in the US, where this proposed level of annual compensation is in line with the benchmark of such peer group companies.  In addition, under Mr. Ellwanger's current compensation package, he was entitled to an unconditional bonus under the Company’s old annual bonus formula in the amount of $135,000.  In light of the recent changes in the Companies Law, and pursuant to the process of adopting the Company’s Compensation Policy, the Company revised the CEO's annual cash bonus formula so that it is now fully performance based, with minimum thresholds for achievement, all as described more fully in the Compensation Policy. Thus, the Compensation Committee and Board of Directors resolved that the previously unconditional portion of the CEO’s annual bonus should be considered part of the base salary, hence the current proposal is to adjust the base salary by $80,000.

•
a performance-based bonus for 2013 and going forward to Mr. Ellwanger that shall not exceed 225% of Mr. Ellwanger’s annual base salary, and subject to the “Executive Ratio” of Variable to Fixed Compensation as defined in clause 4.2 of the Policy in Annex A, which shall be calculated as per the following formulas using Mr. Ellwanger’s then current base salary as a multiplier:

CEO monthly actual base salary x [A + B] = Total Payout

For the "A" component, after meeting the minimum threshold under the Company's Compensation Policy which enables a bonus, multiple sections (financial/operational/strategic measures) will have individual weights (which for 2013 only may aggregate to more than 100% and shall not exceed 120%) and criteria, with the weight (in percentage terms) of each measure as a portion of the annual criteria.  These criteria include financial, operational and strategic measures, such as revenue, EBITDA, net profit, specific annual balance sheet cap-table related metrics, focused on increasing shareholders' value, such as balance sheet ratios, major strategic programs, specific M&A targets and annual specific major tactical revenues activities, all as further detailed in the Company’s Compensation Policy, attached hereto as Annex A.   The total "A" component of the bonus shall be set at 7.5 months, 15 months and 21 months of the CEO’s monthly base salary for "A" scores of 0.7, 1.0 and 1.3, respectively.  Between each two of the abovementioned scores, the "A" component shall be calculated linearly based on the Corporate MBO Score.  The maximum bonus amount under the “A" component is capped at 21 months of the CEO's monthly base salary for any "A" score of 1.3 or above.

For the "B" component, a bonus with an annual cap of 3 monthly base salaries may be granted according to the chairman of the board of director’s recommendation in regard to an evaluation of the CEO's individual performance, and subject to Compensation Committee and Board of Directors approval.

The minimum threshold for the entitlement of the CEO to receive the bonus under the “A” Component, commencing with the annual cash bonuses to be awarded for the Company's performance during fiscal year 2014, is a weighted average Corporate MBO Score of 0.7.

The Compensation Committee and Board also intend to review, discuss and approve management recommendation for the specific Corporate MBO objectives, which recommendation shall be made in the first quarter of each fiscal year with respect to such year, from 2014 onwards and which if met, shall entitle Mr. Ellwanger to an annual bonus for his performance in such year.

•
The ability to receive a special bonus for special achievements that are unexpected, as set forth in the Compensation Policy of the Company, following recommendation and approval of the Compensation Committee and Board, and which shall not exceed the amount of four (4) monthly base salaries of the CEO.

•
In connection with a corporate transaction involving a Change of Control, and subject to the Termination Upon Change of Control, Mr. Ellwanger shall be entitled to an amount equal to one (1) annual base salary and acceleration of all unvested options for exercise, with the following provisions to be added to Mr. Ellwanger’s employment agreement regarding a Change of Control:

“Change of Control” means (a) any person or entity that is not then a controlling shareholder and obtains control of the Company as defined in Section 268 of the Companies Law; (b) the Company is party to a merger or consolidation, or series of related transactions, which results in the voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving or another entity) at least fifty (50%) percent of the combined voting power of the voting securities of the Company or such surviving or other entity outstanding immediately after such merger or consolidation; (c) the sale or disposition of all or substantially all of the Company’s assets (or consummation of any transaction, or series of related transactions, having similar effect); (d) there occurs a change in the composition of the Board of Directors of the Company within a two-year period, as a result of which a majority of the directors, other than the External directors, are no longer the incumbent directors or representatives of the same entity which the incumbent directors represent; (e) the dissolution or liquidation of the Company; or (f) any transaction or series of related transactions that has the substantial effect of any one or more of the foregoing.

“Termination Upon Change of Control” means: (a) any termination of the employment of Mr. Ellwanger by the Company without cause during the period commencing on or after the date that the Company first publicly announces a definitive agreement that would result in a Change of Control (even though still subject to approval by the Company’s stockholders and other conditions and contingencies) and ending on the date which is eighteen (18) months following a Change of Control; or (b) any resignation by Mr. Ellwanger based on a Diminution of Responsibilities where (i) such Diminution of Responsibilities occurs during the period commencing on or after the date that the Company first publicly announces a definitive agreement that would result in a Change of Control (even though still subject to approval by the Company’s stockholders and other conditions and contingencies) and ending on the date which is eighteen (18) months following the Change of Control, and (ii) if such Diminution of Responsibilities occurs sixteen (16) months or more after the Change of Control, such resignation occurs within two (2) months following such Diminution of Responsibilities.  The term “Termination Upon Change of Control” shall not include any other termination, including a termination of the employment of Mr. Ellwanger (1) by the Company for Cause; (2) by the Company as a result of the disability of Mr. Ellwanger; (3) as a result of the death of Mr. Ellwanger; or (4) as a result of the voluntary termination of employment by Mr. Ellwanger for reasons other than a Diminution of Responsibilities.

"Diminution of Responsibilities" means the occurrence of any of the following conditions, without Mr. Ellwanger's consent: (a) a significant diminution in the nature or scope of Mr. Ellwanger's authority, title, function or duties from Mr. Ellwanger's authority, title, function or duties in effect immediately preceding any Change of Control; (b) a ten percent (10%) or more reduction in Mr. Ellwanger's base salary or a material change in the Mr. Ellwanger's terms of compensation, in effect immediately preceding any Change of Control; (c) the Company's requiring Mr. Ellwanger to be based at any office or location more than 50 kilometers from the office where Mr. Ellwanger was employed immediately preceding the Change of Control; (d) any material breach of the terms of Mr. Ellwanger's employment agreement by the Company; or (e) failure of any successor or assignee to the Company to assume Mr. Ellwanger's employment agreement.

It is noted that Mr. Ellwanger’s bonus for 2012 was brought for approval to the shareholders of the Company at a general meeting which was held in May 2013.  Out of approximately 20 million shares that participated in and voted at said meeting, approximately 17 million shares voted in favor of said bonus, representing approximately 85 percent of the voting shares, including approximately 2 million shares that are held by non-controlling and disinterested shareholders.  A total of approximately 3 million shares that are held by non-controlling and disinterested shareholders voted against said bonus, representing only approximately 15 percent of the total amount of the shares which were voted at such meeting, but approximately 60 percent of the non-controlling and disinterested shares which were voted at the meeting.  Therefore, due to the legal requirement under the Companies Law for the approval of such matter by a special non-controlling and disinterested majority of the shares voted at the meeting, in addition to the regular majority of the shareholders, the CEO’s bonus for 2012 was not approved.  Pursuant to the Companies Law (including Amendment 20), such bonus grant is still subject to re-examination and re-consideration for approval by each of the Compensation Committee and Board of Directors of the Company, as described further under Proposal 4 of the Proxy Statement filed by the Company with the SEC on form 6-k on April 16, 2013.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve certain amendments to the employment agreement of our chief executive officer, Mr. Russell Ellwanger, as described under Proposal 2 in the attached Proxy Statement.”

The approval of the above Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 2 as a condition for his or her vote to be counted with respect to this Proposal 2. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 2, his, her or its vote with respect to this Proposal 2 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. A shareholder will also be deemed to have a Personal Interest if it provides a proxy to another person who – in turn - has a Personal Interest. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

According to the Companies Law, Proposal 2 may nonetheless be approved by the Company despite shareholder rejection, provided that the Compensation Committee and thereafter the Board of Directors determined that Proposal 2 is not prejudicial to the welfare of the Company and decided to reapprove Proposal 2, based on detailed reasoning, and after having re-examined the proposal and taken, inter alia, the shareholder rejection into consideration.

The Board of Directors recommends that the shareholders vote “FOR” the approval of certain amendments to the employment agreement of our chief executive officer, Mr. Russell Ellwanger, as described above.

 PROPOSAL NO. 3

PROPOSAL TO APPROVE AN OPTIONS GRANT TO OUR CHIEF
EXECUTIVE OFFICER, MR. RUSSELL ELLWANGER

Each of the Compensation Committee and the Board of Directors of the Company approved the grant of options as specified below to our chief executive officer, Mr. Ellwanger, which is in compliance with the Company's Compensation Policy which has been proposed for approval by the shareholders under Proposal 1 above.

The proposed grant of options has a three year vesting schedule, vesting 50% on the date of the second anniversary from the date of grant and 50% on the date of the third anniversary from the date of grant.  The date of grant shall be the later of (i) the date upon which the Company’s new option plan, which was approved by the Board of Directors of the Company on July 24, 2013, is approved by the Israeli Tax Authorities; or (ii) the date upon which the Compensation Policy is duly approved.  The aggregate value per the relevant equity calculation model, as calculated at the time of the grant, shall not exceed the total of three actual annual base salaries of the CEO.  The exercise price of said options shall be calculated based on the average closing price of the Company's share during the 30 trading days prior to the date of the grant but shall not be lower than the nominal value of the Company's Ordinary Shares, unless otherwise determined by the Board of Directors in accordance with the provisions set forth in the Company's new option plan as aforesaid.  The exact number of options to be granted to the CEO shall be calculated on the date of grant using said relevant equity calculation model after subtracting all unvested options held by the CEO the day before the date of grant.  For example, had the grant been approved as described above on the date hereof, the maximum number of options the CEO would be granted is 681,115 options based on the Black & Scholes value on July 29, 2013). All other terms of the grant shall be as set forth in the Company's Compensation Policy and in accordance with the applicable option plan of the Company.

The aggregate amount outstanding of all equity based compensation grants at any time to all of the directors and employees, including the CEO, shall not be in excess of 10% of the Company's share capital on a fully diluted basis.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve the proposed options grant to our chief executive officer, Mr. Russell Ellwanger, as described under Proposal 3 in the attached Proxy Statement.”

The approval of the above Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. A shareholder will also be deemed to have a Personal Interest if it provides a proxy to another person who – in turn - has a Personal Interest. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

According to the Companies Law, Proposal 3 may nonetheless be approved by the Company despite shareholder rejection, provided that the Compensation Committee and thereafter the Board of Directors determined that Proposal 3 is not prejudicial to the welfare of the Company and decided to reapprove Proposal 3, based on detailed reasoning, and after having re-examined the proposal and taken, inter alia, the shareholder rejection into consideration.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed options grant to our chief executive officer, Mr. Russell Ellwanger, as described above.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  The Notice of Special General Meeting and this Proxy Statement have been prepared in accordance with the applicable disclosure requirements in Israel.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel July 30, 2013

ANNEX A

COMPENSATION POLICY

TOWER SEMICONDUCTOR LTD.

Compensation Policy for Executive Officers and Directors

(As Approved on September __, 2013)
A. Overview and Objectives

1.	Introduction

This document sets forth the compensation policy for Executive Officers and Directors (both as defined herein) of Tower Semiconductor Ltd. ("Tower" or the "Company"), in accordance with the requirements of the Companies Law (this "Compensation Policy" or "Policy").

Compensation is a key component of Tower’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance Tower's value and otherwise assist Tower to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation for each officer to Tower's goals and performance.

This Compensation Policy will be in effect for a period of three (3) years from the date the Policy is duly approved.

The Compensation Committee and the Board of Directors of Tower shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

In setting the compensation of the Executive Officers and Directors, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive Officer or Director;

•	the Executive Officer or Director's position, responsibilities and prior compensation arrangements;

•	compensation data for comparably situated executives at peer companies, including companies in the industry and/or geographic market;

•	data of other senior executives of the Company;

•	macroeconomic environment;

•	Company's own performance;

•	the Executive Officer or Director's expected contribution to the Company’s future growth and profitability;

•
the relationship between the compensation paid to the Executive Officer or Director and the average and median compensation of the Company’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

2.	Objectives

Tower’s objectives and goals in setting this Compensation Policy are to maintain competitiveness by attracting, motivating and retaining highly talented and experienced personnel with the necessary capabilities to promote creativity and manage global operations. These abilities are critical to Tower's long-term success in order to provide leadership, and enhance shareholder value, while supporting a performance culture that is based on merit, motivates individuals to perform at their highest level, differentiates and rewards excellent performance, and recognizes Tower's values.  Due to Tower's unique position as an Israeli company with a global footprint, it aims to adopt compensation policies and procedures that match global companies of similar complexity, including semiconductor companies and other companies which compete with Tower for similar talent and companies in the relevant geographical location, while complying with applicable local laws and customs as well. Executive Officers’ or Directors’ total compensation may deviate from target level where required to attract or retain individuals or reflect their respective characteristics or performance.

To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers and Directors with those of Tower’s shareholders in order to enhance shareholder value;

2.2.	To provide the Executive Officers and Directors with a structured compensation package, including competitive salaries and performance-based cash and equity incentive programs;

2.3.	To maintain and increase the level of motivation and ambition and promote for each an opportunity to advance in a growing organization and strive for excellence;

2.4.	To provide appropriate awards for superior individual and corporate performance;

2.5.	To improve the business results and increase income and profitability over time; and

2.6.	To support the implementation of the Company's business strategy.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

3.1.	Base salary;

3.2.	Benefits and perquisites;

3.3.	Performance-based cash bonuses;

3.4.	Equity based compensation; and

3.5.	Retirement, termination and other arrangements.

4.	Ratio between fixed and variable compensation

4.1.
This Policy aims to optimize the mix of Fixed Compensation and Variable Compensation  (both as defined herein) in order to, among other things, appropriately incentivize Executive Officers to meet Tower's goals while considering Tower's management of business risks;

4.2.
As a rule, the total of the Variable Compensation to be given to an Executive Officer over a calendar year relative to the Fixed Compensation shall not exceed the “Executive Ratio” which shall be 2.5 for the CEO and 2.0 for Other Executive Officers. The Executive Ratio is calculated based on the following assumptions: (i) maximal possible payments that may be made to Executive Officers under the Variable Compensation covered by this Policy (bonuses and equity); (ii) any CEO relocation related reimbursement expenses included under Fixed Compensation and assuming no relocation expenses for any Other Executive Officer; and (iii) excluding any potential sign-on bonuses for new hires.  The variable component in regard of the equity compensation reflects one-third of the Equity FMV (as defined herein) resulting from linear amortization over the vesting period.

5.	Inter-Company Compensation Ratio

In the process of composing this Policy, the possible ramifications of the Employee Ratio on the work environment in Tower were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Tower.

B. Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, place of residence, prior business experience, qualifications, specializations, situation, role, business responsibilities and achievements of the Executive Officer and the previous salary arrangements therewith.

6.2.
Since a competitive base salary is essential to Tower's ability to attract and retain highly skilled professionals, Tower will seek to establish and maintain base salaries that are based on competitive market analyses.  The comparative peer group will include direct competitors, or companies that operate in similar industries, with similar market capitalization, enterprise value, and/or revenues, active in similar geographic locations.

7.	Benefits and Perquisites

7.1.	Executive Officers will be entitled to benefits stated as such by relevant law and best practice for peer companies.

7.2.
Executive Officers may also be entitled to additional benefits, taking into consideration their rank, seniority in the territory they reside in, market and local practice and legislation. Such additional benefits, which shall be subject to approval of Compensation Committee and the Board of Directors, may include, inter alia, annual vacation, sick leave, medical insurance, allocations to pensions, long term disability,  contribution to education fund (up to the maximum allowable by law), car expenses, contribution to managers' insurance, cellular phone and laptop computer, as well as taxes and expenses which may be incurred in relation to such benefits being borne by the Company.

7.3.
In addition, when relevant, and subject to approval of Compensation Committee and the Board of Directors, Executive Officers may be entitled to relocation related expenses and benefits until termination, including housing costs, family flights and related repatriation costs, which shall not exceed $280,000 on an annual basis.

C.  Cash Bonuses

8.	Sign-on Bonus

8.1.	For purposes of attracting high quality personnel, Tower may offer an Executive Officer a sign-on bonus as an incentive to join the Company.

8.2.
The sign-on bonus may be comprised of cash and/or equity and shall not exceed an amount equal to the Executive's Officer's annual base salary. Any equity based compensation to be granted as part of a sign-on bonus shall be subject to the vesting and expiration periods, as well as the other terms with respect to equity set forth in Section 14 below.

8.3.
The sign-on cash bonus will be paid half on signing the employment contract and half will be paid on the second anniversary from the signing date, subject to continued employment with Tower during said two year period.   In the event the employee resigns or is terminated for cause before the end of said two (2) year period, the first half of said cash bonus may be clawed back and repaid to the Company.

9.	Annual Bonus - The Objective, Components and Threshold

9.1.
Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers' compensation with Tower's objectives and business goals in the long-term, such that both individual performance and overall company success are rewarded.

9.2.
Tower's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set annual measurable objectives and personal performance, which are set in the first quarter of the year, and include minimum thresholds for performance.

9.3.
A pre-defined mechanism will include bonus criteria based on the following components, with the weight (in percentage terms) of each group of measures as a portion of the annual criteria as set out below:

A = Corporate MBO Score (as defined herein) that is calculated in any year based on Tower financial/operational/strategic measures (subject to bonus threshold criteria), such as the criteria specified below, which score can range from 0 to 1.5.  Each measure has 3 points: threshold, base and maximum.

▪	Financials metrics: 30-50%, including categories such as:
–	Revenue
–	EBITDA
–	Cash balance
–	Net profit
–	Specific annual balance sheet cap-table related metrics, focused on increasing shareholders' value, such as balance sheet ratios, refinancing, restructurings.
▪	Business - Strategic & tactical : 20-35%, including categories such as:
–	Existing customers and revenue funnel which is the base for the following years' revenue growth
–	Business Units major strategic programs
–	Specific M&A targets
–	Annual specific major tactical customer driven activities

▪	Customer support : 5-10%, including categories such as:
–	Top customers scorecards feedback
▪	Operations : 15-30%, including categories such as:
–	Cost
–	On time delivery
–	Quality
–	Other measurable manufacturing indices
–	Safety
–	Annually specific activities (such as capacity increase)
▪	HR: 5-10%, including categories such as:
–	Employee turnover
–	Talent programs' success
–	Employees' satisfaction

B = score granted to the Executive Officer after an evaluation of his/her individual performance, considering the position of the Executive Officer and the contribution of the Executive Officer to the achievement of the Company's targets. The B score will result in a bonus (not subject to the bonus threshold) as described below.

9.4.
General bonus threshold – commencing with the annual cash bonuses to be awarded for the Company's performance during fiscal year 2014, if the Corporate MBO Score is less than the applicable score set forth in Section 10 below, no bonus will be granted for the “A” component of the Corporate MBO Score in such year.

10.	The Formula

10.1.
The annual bonus will be based on the measurable objectives of the Company as described above. Such measurable criteria will be determined for each fiscal year as a function of the annual operating plan that is approved by the Board of Directors before the end of the first quarter of each year, from 2014 onwards, and will include financial, operational and strategic measures, on the basis of the balance between long term and short term considerations.

10.2.	The annual bonus of the CEO for 2013 performance and going forward will be calculated using the below formula:

CEO monthly actual base salary x [A + B] = Total Payout

For the "A" component applicable to this Section 10.2, after meeting the minimum threshold which enables a bonus, multiple sections (financial/operational/strategic measures) will have individual weights (which for 2013 only may aggregate to more than 100% and shall not exceed 120%) and criteria, with the weight (in percentage terms) of each measure as a portion of the annual criteria, such that the total "A" component of the bonus shall be set at 7.5 months, 15 months and 21 months of the CEO’s monthly base salary for "A" scores of 0.7, 1.0 and 1.3, respectively.  Between each two of the abovementioned scores, the "A" component shall be calculated linearly based on the Corporate MBO Score.  The maximum bonus amount under the "A" component is capped at 21 months of the CEO's monthly base salary for any "A" score of 1.3 or above.

For the "B" component, a bonus with an annual cap of 3 monthly base salaries may be granted according to the chairman of the board of director's recommendation in regard to an evaluation of the CEO's individual performance, and subject to Compensation Committee and Board of Directors approval.

The minimum threshold for the entitlement of the CEO to receive the bonus under the "A" component is a weighted average Corporate MBO Score of 0.7.  The entitlement for the "B" component of the cash bonus has no minimal threshold.

10.3.	The annual bonuses of Other Executive Officers will not exceed the Other Executive's Maximum Amount, subject to the Executive Ratio described in 4.2 above.

10.4.
The minimum threshold for the entitlement of the Other Executive Officers to receive the bonus under the "A" component is a weighted average Corporate MBO Score of 0.65.  The entitlement for the "B" component of the cash bonus has no minimal threshold.

10.5.
The Compensation Committee and Board intend to review, discuss and approve management recommendation for the specific Corporate MBO objectives which recommendation shall be made in the first quarter of each fiscal year with respect to such year, and which if met shall entitle the Executive Officers to an annual bonus for his/her performance in such year.

11.	Special bonus for special achievements

11.1.
Executive Officers may receive a special bonus for substantial achievements on special transactions that are unexpected when determining the Company's annual MBO plan as defined below, following recommendation and approval of the Compensation Committee and Board. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and granted only in situations where it is warranted as described below.

Special transactions shall include M&A Transactions (defined below) with financial or strategic parties as well as transactions in which third parties enter into binding agreements pursuant to which they undertake to invest in the Company or its subsidiaries, new business models/joint development projects, customer financed large technology and new technology entrance, equity or debt financing restructure the Company's debt or which include a “take or pay” commitment or which transaction includes a “pre-payment” basis.

11.2.	Such special bonus shall not exceed the amount of four (4) monthly salaries of each applicable Executive Officer and the entitlement for this bonus has no minimal threshold condition.

12.	Compensation Recovery ("Clawback")

12.1.
In the event that an Executive Officer was paid any compensation based on erroneous data which is later restated in the Company’s financial statements within a period of three (3) financial years prior to the date of the correction, the Company shall be entitled to recover from such Executive Officer any compensation in the amount of the excess of the compensation that the Executive Officer received over what he/she should have been paid on the basis of the restated financial statements.

12.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

12.3.	The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

D. Equity Based Compensation

13.	The Objective

13.1.
The equity based compensation for Tower's Executive Officers and Directors is designed in a manner consistent with the underlying Policy objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers' and Directors’ interests with the long term interests of Tower and its shareholders, and to strengthen the retention and the motivation of Executive Officers and Directors in the long term. In addition, since equity based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.2.
The equity based compensation offered by Tower is intended to be in a form of stock options and/or other equity forms, such as RSUs, in accordance with the Company’s equity based compensation policies and programs in place from time to time.

13.3.	Equity based compensation awarded by the Company shall not be in excess of 10% of the Company’s share capital on a fully diluted basis.

14.	General guidelines for the grant of equity based awards

14.1.
The equity based compensation, comprised of options and/or restricted stock units (RSUs), shall be granted automatically as either an annual grant and/or from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, specializations, role, personal responsibilities and achievements of the Executive Officer and the previous salary arrangements therewith.

14.2.
As a general policy, options for Tower's Executive Officers shall gradually vest per passage of time over a period of 3 years (or more) and the RSUs shall be time and/or performance based vesting.  There shall be no vesting before the end of the first year from date of grant.

14.3.	Each Executive Officer's Equity FMV shall not exceed three annual base salaries of such Executive Officer.

14.4.
The exercise price of options granted to the Executive Officers and Directors shall be equal to the arithmetic average closing price of Tower's shares, as quoted on the NASDAQ market (or if Tower's shares will not be traded on NASDAQ, the Tel-Aviv Stock Exchange or any principal national securities exchange upon which Tower's shares are listed or traded) for the 30 trading days prior to the date of grant.  The options may contain a mandatory exercise provision for vested options which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying shares.

14.5.	The expiration of options granted to the Executive Officers shall be seven (7) years from date of grant.

14.6.	Options may be granted under the existing Employee Share Incentive Plans of the Company and/or any new plans governing equity based awards upon such plans becoming effective.

E. Retirement, Termination and Other Arrangements

15.	Advance notice

Tower shall provide an Executive Officer a prior notice of termination of up to six (6) months but not less than three (3) months (unless termination is for cause), during which the Executive Officer shall be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity based compensation.  Executive Officers shall provide Tower a prior notice of resignation of at least three (3) months.  During this advance notice period, at Tower's discretion, the Executive Officer may be requested to remain on Tower's payroll and provide services to Tower.  During this period, the Executive Officer shall be paid his/her base salary and benefits and may be entitled to a partial or full annual bonus, based on the actual period of service or employment of the Executive Officer within this period, and based on Tower's performance during the period, the contribution of the Executive Officer to achieving Tower's targets and its profits and the circumstances of the termination.

16.	Severance Pay

16.1.
Upon resignation, Executive Officers who are Israeli employees shall receive severance pay according to article 14 of the Israeli Severance Pay Law 5723-1963. All other employees shall receive severance pay according to their local labor laws.

16.2.
Upon dismissal, Executive Officers who are Israeli employees may receive severance pay equal to his/her last monthly base salary multiplied by the number of years employed by Tower. All other employees shall receive severance pay according to their local labor laws.  The total amount paid to the Executive Officers shall not exceed an amount of twenty-four (24) monthly base salaries, subject however to any amounts which would have to be paid to Executive Officers in accordance with the local labor law.

17.	Change of Control

In connection with a corporate transaction involving a Change of Control  and subject to the Termination Upon  Change of Control (both terms as defined in the employment agreement of the relevant Executive Officer), the CEO may be entitled to an amount equal up to one (1) annual base salary and acceleration of all unvested options for exercise and the Other Executive Officers may be entitled to an amount equal up to nine (9) months' base salary and acceleration of all unvested options for exercise.

Tower may amend the employment agreements of its CEO and Executive Officers to include Change of Control Provisions in line with this Section 17, subject to the receipt of the corporate approvals as required by applicable law.

18.	Additional Retirement and Termination Benefits

The CEO shall be paid a termination grant upon termination of his/her employment with Tower, provided that he/she is employed with Tower full time for at least 3 years.  Such termination grant shall be in an amount up to a lump sum of twelve (12) monthly base salaries without benefits.  The amount granted shall take into consideration the period of employment with Tower, his/her service and employment conditions in the course of said period, Tower's performance during the period, the contribution of the CEO to the achievement of Tower's targets and its profits and the circumstances surrounding the termination of employment.

All additional retirement and termination benefits granted in this section hereunder shall be based on the actual period of service or employment of the Executive Officer within this period, and based on Tower's performance during the period, the contribution of the Executive Officer to achieving Tower's targets and its profits and the circumstances of the termination.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Tower shall exempt its Directors and Executive Officers from the duty of care to the maximum extent permitted by law.

20.	Indemnification

Tower shall indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Exemption and Indemnification Agreement between such individuals and Tower, all subject to applicable law.

21.	Insurance

Tower shall provide "Directors and Officers Insurance" (the "Insurance Policy") for its Directors and Executive Officers to the maximum extent permitted by applicable law.

The maximum aggregate coverage for the Insurance Policy will be as approved by the shareholders time to time when there is a material change in said coverage, unless not otherwise required by law. The Directors' and Executive Officers' current Insurance Policy is valid for a period of 18 mos. containing coverage up to $75 million, of which $40 million are for the benefit of both the Company and its Directors and Executive Officers, of which $10 million covers only Japan related claims ("General Policy"), and $35 million are only for the benefit of the Company's Directors and Executive Officers ("Side A Policy").  The premium for said policy is approximately $400,000.

The Side A Policy provides coverage to the Company’s Directors and Executive Officers in situations where coverage under the General Policy has been exhausted or is otherwise insufficient.  In circumstances where payment is due to the Company and an insured Director/Executive Officer under the General Policy, payment will first be made in full to such insured Director/Executive Officer and the balance, if any, will be made to the Company.

Coverage under the renewed insurance policy includes the Company’s Directors and Executive Officers as well as the directors and officers of the Company’s subsidiaries.

G. Board of Directors Compensation

22.	Remuneration

The members of Tower's board may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

Directors shall be entitled to:

•	An annual fee shall be capped at up to $60,000.

•	Per meeting fee shall be capped at up to $2,000.

•	Reasonable travel expenses.

In addition, the members of Tower's Board may be granted equity based compensation which shall vest over a period of 3 years, and having an Equity FMV not to exceed, with respect to each director, $180,000 per 3 years, subject to applicable law and regulations.  The exercise price and expiration of the options shall be as set forth in Section 14 above.

In connection with a corporate transaction involving a Change of Control, the Chairman of the board and directors may be entitled to acceleration of all unvested options for exercise.

The Chairman of the board may be entitled to cash and/or equity based remuneration which in the aggregate that shall not exceed $600,000 on an annual basis together with reimbursement of expenses in accordance with Tower's policy as approved by the Compensation Committee and Board of Directors.

Definitions:

The following terms in this Policy have the meaning as set forth below:

"Companies Law" means the Israeli Companies Law 5759-1999.

“Corporate MBO Score” means the weighted average of all of the measures described in the A component in the annual bonus formula.

“Directors” means members of the board of directors of Tower serving in such capacity from time to time.

“Employee Ratio” means the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of Tower (including employee-contractors and agency contractors, if any).

“Equity FMV” means the aggregate value per the Equity Calculation Model, as calculated at the time of each grant, for the three year period following the date of grant.

“Equity Calculation Model” means the fair market value of the equity based compensation for the Executive Officers and Directors which will be determined at the time of grant according to the Black and Scholes model, binomial model or any other best practice or commonly accepted equity based compensation valuation model as calculated in the actual award, when such award is approved by the Compensation Committee and Board of Directors.

“Executive Officers” means "Office Holders" as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, Tower's Directors.

“Executive Maximum Amount” means 0.1% of the authorized share capital NIS par value as of the date hereof.

“Fixed Compensation” means the base salary and any other payment in respect of the holding of an office or employment that does not depend on variables that are unknown at the time the payment is determined, such as social benefits and perquisites, payments respect of a provident fund, pension, severance pay, annual vacation, continuing education fund, loss-of-work-capacity insurance, National Insurance contributions (the employer’s contribution), relocation expenses, convalescence pay, car expenses, cell phones, Internet services, vacation, holiday gift, as well as grossing up in respect of a car and in respect of cell phones.

“M&A Transaction” means a sale or acquisition of all or substantially all of the assets of a company or business unit of a company, or of all or substantially all of such company’s issued and outstanding share capital, or a consolidation, merger or reorganization of the Company or target company which achieves the same result.

"MBO" – Management By Objective plan as described in Section 9.3 above.

“Other Executive Officers” means all "Office Holders" as such term is defined in the Companies Law, excluding (i) Tower's Directors serving on the Board of Directors and (ii) the CEO.

“Variable Compensation” means any payment (in whole or a portion thereof) in respect of the  holding  of  an  office  or  employment  that  is  not  part  of  the Fixed Compensation, and that depends on variables that are unknown at the time the decision to award such payment is determined, such as an annual bonus or the equity based grants, a portion of which thereof is contingent upon future financial results or corporate or individual performance.

This Policy is designed solely for the benefit of Tower and none of the provisions thereof are intended to provide any rights or remedies to any of the Executive Officers to whom this Policy applies and/or other employees of the Company, and/or to any third party, and no Executive Officer or employee may make any claim and/or demand against the Company, or any subsidiary, based on the guidelines set forth herein.   Furthermore, nothing in this Policy shall prevent the Compensation Committee, the Board of Directors and/or the shareholders of the Company, as applicable, from adopting a resolution regarding compensation of Executive Officers and/or any other employees that is not in accordance with this Policy provided such resolution is approved by the required corporate bodies as set forth in the Companies Law.

Notwithstanding anything which is stated elsewhere in this Policy, the board of directors shall have the discretion to unilaterally reduce an Executive Officer's variable compensation.

This Policy was not formulated so as to prejudice any existing compensation arrangements of Executive Officers at the Company, and existing arrangements with Executive Officers are not subject to any further approvals under this Policy, unless such existing arrangements are subject to further approvals as may be required under applicable law.  All compensation arrangements of Executive Officers are required to be approved in the manner prescribed by applicable law.  Executives Officers, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.